United States securities and exchange commission logo





                           March 29, 2022

       Mason Weiler
       Vice President - Accounting
       Connect Invest II LLC
       2140 E. Pebble Road, Suite 150
       Las Vegas, NV 89123

                                                        Re: Connect Invest II
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed March 21,
2022
                                                            File No. 024-11466

       Dear Mr. Weiler:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or James Lopez at 202-551-3536 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Kenneth Betts, Esq.